Exhibit (k)(6)

Pender Real Estate Credit Fund

Amended and Restated

Multiple Class Plan

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of the Pender Real Estate Credit Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund initially established two classes of Shares known as the I1 Class Shares and I2 Class Shares. A third class of Shares of the Fund known as A Class Shares was added on June 5, 2024. Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

I1 Class Shares

I1 Class Shares are sold at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. I1 Class Shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for I1 Class Shares. Holders of I1 Class Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to I1 Class Shares. I1 Class Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

I2 Class Shares

I2 Class Shares are sold at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. I2 Class Shares of the Fund are not subject to an annual distribution and/or service fee adopted in accordance with Rule 12b-1 under the 1940 Act. I2 Class Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

A Class Shares

A Class Shares are sold at net asset value per Share, subject to a sales charge of up to 5.75%, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. A Class Shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for A Class Shares. Holders of A Class Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to A Class Shares. A Class Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted: July 11, 2022

Amended and Restated: June 5, 2024